UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE

13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2012

Commission file number: 001-32635

BIRKS & MAYORS INC.

(Translation of Registrant’s name into English)

1240 Phillips Square

Montreal Québec

Canada

H3B 3H4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F        ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐  Yes        ☒  No

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS

The following document of the Registrant is submitted herewith:

99.1	Press release dated November 15, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIRKS & MAYORS INC.
(Registrant)

	By:	/s/ Michael Rabinovitch
Michael Rabinovitch
Date: November 15, 2012		Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
Exhibit 99.1	Press release dated November 15, 2012

EXHIBIT 99.1

Company Contact:
Michael Rabinovitch EVP & Chief Financial Officer (954) 590-9000

BIRKS & MAYORS REPORTS FIRST HALF COMPARABLE STORE SALES INCREASE 3%

AND REPORTS MID-YEAR FINANCIAL RESULTS

Montreal, Quebec. November 15, 2012 –    Birks & Mayors Inc. (the “Company” or “Birks & Mayors”) (NYSE AMEX:BMJ), which operates 58 luxury jewelry stores across Canada, Florida and Georgia, reported results for the twenty-six week period ended September 29, 2012.

For the 26 Weeks Ended September 29, 2012 compared to the 26 Weeks Ended September 24, 2011

•	Net sales decreased 3.8% to $124.9 million from $129.9 million in the prior-year period;
•	Comparable store sales were up 3% as compared to the prior-year period;
•	Gross profit margin decreased by 120 basis points over the prior-year period; and
•	The net loss for the period was $5.7 million, or $0.47 per share, compared to a net loss of $5.6 million, or $0.49 per share, in the prior-year period.

Six-Month Fiscal 2013 Results

Net sales for the twenty-six weeks ended September 29, 2012 decreased by 3.8% to $124.9 million from $129.9 million for the twenty-six weeks ended September 24, 2011. The $5.0 million decrease in reported net sales is primarily attributable to $4.6 million of lower sales related to the closure of seven stores which operated during the first half of last year and $2.3 million of lower sales related to translating the sales of the Canadian operation to U.S. dollars with a weaker Canadian dollar as compared to the prior period, partially offset by a 3% increase in comparable store sales. The comparable store sales increase of 3% reflects an 8% comparable store sales increase in Canada and a 2% decrease in the U.S. Comparable store sales in both countries were negatively impacted by lower store traffic which resulted in a decrease in the number of sales transactions, however, both regions experienced increases in average sales consistent with the Company’s current merchandising and marketing strategies. While the increase in average sales transactions in Canada was able to drive comparable store sales growth, the increase in average sales transaction in the U.S. was not large enough to offset the decrease in the number of sales transactions associated with the reduced store traffic.

Gross profit was $53.9 million, or 43.2% of net sales in the first six months of fiscal 2012, as compared to $57.7 million, or 44.4% of net sales, in the prior year period. The $3.7 million decrease in gross profit was primarily related to the decrease in sales from closed stores as well as the 120 basis point decrease in gross margin and $1.1 million decrease related to translating the gross profit of the Canadian operation to U.S. dollars. The 120 basis point decrease in gross margin was primarily attributable to the sale of higher priced products which have a lower margin rate representing a larger percentage of the overall sales as well as a strategic decision to more aggressively reduce inventory of discontinued products and brands.

Selling, general and administrative expenses (“SG&A”) for the period were $52.7 million, or 42.2% of net sales, as compared to $55.3 million, or 42.6% of net sales, in the prior-year period. The $2.6 million decrease in SG&A includes a $1.0 million decrease in expenses related to foreign currency translation resulting from the translation of Canadian expenses into U.S. dollars with a relatively weaker Canadian dollar, and lower expenses related to the seven closed stores.

Inventory totaled $153.9 million at September 29, 2012, as compared to $146.0 million at September 24, 2011, an increase of $7.8 million or 5.4%. The increase in inventory is primarily attributable to $3.6 million of higher inventory related to translating the Company’s Canadian inventory into U.S. dollars with a relatively weaker Canadian dollar and the decision to accelerate the timing of purchases of diamonds in order to take advantage of more favorable pricing.

Jean-Christophe Bédos, President and Chief Executive Officer of Birks & Mayors, commented: “While our sales decline in the first half of the fiscal year was somewhat anticipated by the decrease in the number of retail stores, our business in Florida continues to be impacted by lower customer traffic in that state. However, we are experiencing stronger sales and traffic performance in the state of Georgia. We are optimistic about the favorable same store sales growth in Canada experienced during the first half of the fiscal year and are confident that the introduction of new Birks products and a stronger holiday season will help us experience sales increases in the second half of the year thereby allowing us to achieve an improvement in our bottom line profitability for the year.”

Conference Call Information

A conference call to discuss the results of the 26-week period ended September 29, 2012, is scheduled for today, November 15, 2012 at 10:00 a.m. Eastern Time. Investors and analysts in the U.S. and Canada interested in participating in the call are invited to dial 1-888-430-8709 approximately ten minutes prior to the start of the call. All other international callers please dial 1-719-457-2661 prior to the presentation. The conference call will also be web-cast live at www.birksandmayors.com. A replay of this call will be available until 11:59 pm Eastern Time on November 22, 2012 and can be accessed by dialing 1-877-870-5176 and entering conference PIN number 1750240.

Birks & Mayors is a leading operator of luxury jewelry stores in the United States and Canada. As of November 15, 2012, we operated 31 stores under the Birks brand in most major metropolitan markets of Canada, 24 stores in the Southeastern U.S. under the Mayors brand, one store under the Rolex brand name and two retail locations in Calgary and Vancouver under the Brinkhaus brand. Birks was founded in 1879 and developed over the years into Canada’s premier retailer, designer and manufacturer of fine jewelry, timepieces, sterling and plated silverware and gifts. Mayors was founded in 1910 and has maintained the intimacy of a family-owned boutique while becoming renowned for its fine jewelry, timepieces, giftware and service. Additional information can be found on Birks & Mayors web site, www.birksandmayors.com.

Forward Looking Statements

This press release contains certain “forward-looking” statements concerning the Company’s performance and strategies, including the confidence that the introduction of new Birks products and a stronger holiday season will help the Company experience sales increases in the second half of the year thereby allowing the Company to achieve an improvement in its bottom line profitability for the year. Because such statements include various risks and uncertainties, actual results might differ materially from those projected in the forward-looking statements and no assurance can be given that the Company will meet the results projected in the forward-looking statements. These risks and uncertainties include, but are not limited to the following: (i) economic, political and market conditions, including the economies of the U.S. and Canada, which could adversely affect our business, operating results or financial condition, including our revenue and profitability, through the impact of changes in the real estate markets (especially in the state of Florida), changes in the equity markets and decreases in consumer confidence and the related changes in consumer spending patterns, the impact on store traffic, tourism and sales; (ii) the impact of fluctuations in foreign exchange rates, increases in commodity prices and borrowing costs and their related impact on the Company’s costs and expenses; and (iii) the Company’s ability to maintain and obtain sufficient sources of liquidity to fund its operations, to achieve planned sales, gross margin and net income, to keep costs low, to implement its business strategy, maintain relationships with its primary vendors, to mitigate fluctuations in the availability and prices of the Company’s merchandise, to compete with other jewelers, to succeed in its marketing initiatives, and to have a successful customer service program. Information concerning factors that could cause actual results to differ materially are set forth in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 3, 2012 and subsequent filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.

BIRKS & MAYORS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS – UNAUDITED

(In thousands, except per share amounts)

	Twenty-six Weeks Ended September 29, 2012	Twenty-six Weeks Ended September 24, 2011

Net sales	$124,930	$129,894
Cost of sales	70,990	72,216

Gross profit	53,940	57,678

Selling, general and administrative expenses	52,696	55,322
Depreciation and amortization	2,216	2,348

Total operating expenses	54,912	57,670

Operating (loss) income	(972)	8
Interest and other financial costs	4,702	5,586

Loss before income taxes	(5,674)	(5,578)
Income tax expense	20	23

Net loss	$(5,694)	$(5,601)

Weighted average common shares outstanding:
Basic and diluted	12,243	11,391

Net loss per common share:
Basic and diluted	$(0.47)	$(0.49)

BIRKS & MAYORS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEET – UNAUDITED

(In thousands)

	September 29, 2012	September 24, 2011

ASSETS
Current Assets:
Cash and cash equivalents	$2,660	$4,337
Accounts receivable	6,770	7,235
Inventories	153,861	146,032
Prepaids and other current assets	3,399	2,931

Total current assets	166,690	160,535

Property and equipment	26,623	24,842
Intangible assets	983	981
Other assets	1,975	2,594

Total non-current assets	29,581	28,417

Total assets	$196,271	$188,952

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities:
Bank indebtedness	$81,008	$73,847
Accounts payable	46,184	44,977
Accrued liabilities	10,441	9,771
Current portion of long-term debt	4,910	3,953

Total current liabilities	142,543	132,548

Long-term debt	40,654	47,473
Other long-term liabilities	3,208	3,753

Total long-term liabilities	43,862	51,226

Stockholders’ Equity:
Common stock	64,489	60,896
Additional paid-in capital	15,887	15,790
Accumulated deficit	(77,061)	(77,187)
Accumulated other comprehensive income	6,551	5,679

Total stockholders’ equity	9,866	5,178

Total liabilities and stockholders’ equity	$196,271	$188,952